UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)

Tender Offer Statement
under
Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

GETNET ADQUIRÊNCIA E SERVIÇOS
PARA MEIOS DE PAGAMENTO S.A. – INSTITUIÇÃO DE PAGAMENTO

(Name of Subject Company (Issuer))

PAGONXT MERCHANT SOLUTIONS, S.L.

(Name of Filing Person (Offeror))

Common Shares, no par value
Preferred Shares, no par value
Units, each composed of one common share, no par value, and one preferred share, no par value
American Depositary Shares (each of which represents two Units)
(Title of Class of Securities)

BRGETTACNOR4 (Common Shares)
BRGETTACNPR1 (Preferred Shares)
BRGETTCDAM17 (Units)
US37428A1034 (American Depositary Shares Representing Two Units)
(ISIN of Class of Securities)

37428A103 (American Depositary Shares Representing Two Units)
(CUSIP Number of Class of Securities)

PagoNxt Merchant Solutions, S.L.
Avenida de Cantabria s/n
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid)
Kingdom of Spain
Attention: Anna Maria Werner
Telephone: +34 651 812 704
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

With copies to:

Manuel Garciadiaz
Michael J. Willisch
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
N/A	N/A

*	In accordance with General Instruction D to Schedule TO, no filing fee is required because this filing contains only preliminary communications made before commencement of a tender offer.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form of Registration No.	Not applicable.	Date Filed:	Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☒ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

The pre-commencement communications filed under cover of this Schedule TO (this “Schedule TO”) are being filed by PagoNxt Merchant Solutions, S.L., a company organized under the laws of the Kingdom of Spain (“PagoNxt Merchant Solutions”) in connection with a proposed all cash offer (the “Tender Offer”) by PagoNxt Merchant Solutions for up to any and all of the outstanding (i) common shares, no par value (the “Common Shares”), preferred shares, no par value (the “Preferred Shares” and, together with the Common Shares, the “Shares”) and units, each composed of one Common Share and one Preferred Share (the “Units”), in each case of Getnet Adquirência e Serviços para Meios de Pagamento S.A. – Instituição de Pagamento, a company incorporated under the laws of the Federative Republic of Brazil (“Getnet” or the “Company”), traded on B3 S.A. - Brasil, Bolsa, Balcão, excluding those Shares and/or Units held, directly or indirectly, by Purchaser and its affiliates, and (ii) American Depositary Shares, each representing two Units (the “ADSs” and, together with the Shares and the Units, the “Securities”), traded on the Nasdaq Global Select Market, excluding those ADSs held, directly or indirectly, by Purchaser and its affiliates.

Exhibit (a)(1)(i) hereto is a preliminary U.S. offer to purchase (the “Preliminary Offer to Purchase”) that relates solely to the Tender Offer and is for informational purposes only. The Preliminary Offer to Purchase does not include the means for holders of Securities to tender their Securities into the Tender Offer. The Letters of Transmittal referred to in the Preliminary Offer to Purchase may not be obtained from the Tender Agent (as defined in the Preliminary Offer to Purchase), the Information Agent (as defined in the Preliminary Offer to Purchase) for the Tender Offer or any other person.

The Tender Offer has not yet commenced, and this Schedule TO is neither an offer to purchase nor a solicitation of an offer to sell any Shares or Units (including any ADSs) or other securities. If and at the time the Tender Offer is commenced, PagoNxt Merchant Solutions intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing a definite offer to purchase, forms of letters of transmittal and other documents relating to the Tender Offer, and Getnet will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Tender Offer. PagoNxt Merchant Solutions intends to mail these documents to holders of Getnet Securities. Getnet will also file with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (“CVM”) a formulário de referência, which is analogous to an annual report on Form 20-F, and PagoNxt Merchant Solutions will publish an offer notice (edital), which explains the mechanics of participating in the Brazilian offer, discloses certain risks associated with participating in the Brazilian offer and incorporates by reference the formulário de referência of Getnet, and an appraisal report prepared by an independent third party chosen by Getnet’s board of directors.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT, DEFINITIVE OFFER TO PURCHASE, SOLICITATION/RECOMMENDATION STATEMENT AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC AND THE CVM REGARDING THE PROPOSED TRANSACTION CAREFULLY BEFORE MAKING A DECISION CONCERNING THE TENDER OFFER AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER.

Such documents, and other documents filed by PagoNxt Merchant Solutions and Getnet, may be obtained without charge after they have been filed at the SEC’s website at www.sec.gov and through the CVM’s website at www.cvm.gov.br. The definitive offer to purchase and related materials may also be obtained (when available) for free by contacting the information agent for the Tender Offer.

THE TENDER OFFER WILL NOT BE MADE DIRECTLY OR INDIRECTLY IN ANY COUNTRY OR JURISDICTION IN WHICH SUCH OFFER WOULD BE CONSIDERED UNLAWFUL OR OTHERWISE VIOLATE ANY APPLICABLE LAWS OR REGULATIONS, OR WHICH WOULD REQUIRE PAGONXT MERCHANT SOLUTIONS OR ANY OF ITS AFFILIATES TO CHANGE OR AMEND THE TERMS OR CONDITIONS OF SUCH OFFER IN ANY MANNER, TO MAKE ANY ADDITIONAL FILING WITH ANY GOVERNMENTAL OR REGULATORY AUTHORITY OR TAKE ANY ADDITIONAL ACTION IN RELATION TO SUCH OFFER.

IN ADDITION, THE TENDER OFFER DOCUMENTS, THIS SCHEDULE TO AND RELATED MATERIALS WILL NOT AND MAY NOT BE DISTRIBUTED, FORWARDED OR TRANSMITTED INTO OR FROM ANY JURISDICTION WHERE PROHIBITED BY APPLICABLE LAW.

Item 12. Exhibits

Exhibit Number	Description
(a)(1)(i)	Preliminary Offer to Purchase, dated September 15, 2022